UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE


02003052

SEC FILE NUMBER
8-10463

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/00 (MM/DD/YY) AND ENDING 12/28/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: FN: Herzog Heine Geduld Inc.
NN:
HERZOG, HEINE, GEDULD, LLC

OFFICIAL USE ONLY
FIRM ID. NO.
131955436

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BLVD
(No. and Street)

JERSEY CITY (City) **NEW JERSEY** (State) **07310** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH BRADLEY **(201) 418-4162**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/28/02

AFFIRMATION

We, E. E. Geduld, Joseph Frazzitta, and Kenneth Bradley, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Herzog, Heine, Geduld, LLC and Subsidiaries for the year ended December 28, 2001, are true and correct, and such consolidated financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



2/25/2002

E. E. GELDULD
President and
Chief Executive Officer

Date



2/25/2002

JOSEPH FRAZZITTA
Senior Vice President and
Chief Operating Officer

Date



2/25/2002

KENNETH BRADLEY
Vice President and
Chief Financial Officer

Date

Subscribed and sworn to before me
on this 25th day of February, 2002



Notary Public

ROSEMARIE A. KLEY
Notary Public, State of New Jersey
My Commission Expires March 19, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


FEB 27 2002
340

INDEPENDENT AUDITORS' REPORT

Herzog, Heine, Geduld, LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Herzog, Heine, Geduld, LLC and subsidiaries ("the Company") as of December 28, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Herzog, Heine, Geduld, LLC and subsidiaries at December 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2002

Deloitte
Touche
Tohmatsu

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 28, 2001
(Dollars in Thousands)

ASSETS		LIABILITIES AND MEMBER'S EQUITY	
Cash and cash equivalents	$ 297,495	Short-Term Borrowings	$ 9,556
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	28,188	Trading Liabilities, at fair value - Equities	7,725
Trading Assets, at fair value - Equities	24,349	Other payables	
		Affiliated companies	167,221
Other receivables		Brokers and dealers	5,612
Affiliated companies	139,902	Compensations and benefits, interest and other	54,856
Brokers and dealers	334		
Interest and other	1,036		227,689
Total	141,272		
		Total	244,970
Other investments	13,717	Subordinated Borrowings	140,000
Exchange memberships - at cost	208		
Equipment and facilities (Net of accumulated depreciation and amortization of $29,468)	17,028		
Other assets	2,229	Member's Equity	139,516
Total Assets	$ 524,486	Total Liabilities and Member's Equity	$ 524,486

See Notes to Consolidated Balance Sheet.

(Dollars in Thousands except Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"). The Company is primarily engaged as a market-maker of Nasdaq securities. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation - The Consolidated Balance Sheet includes the accounts of the Company and its wholly-owned dormant subsidiary, Herzog Commodities, Inc. ("Commodities"), as well as its wholly-owned subsidiaries, Herzog, Heine, Geduld International, Inc. and Herzog, Heine, Geduld Global, Inc., which collectively own Herzog Heine Geduld International Limited ("HHGI"), located in the United Kingdom. All material intercompany transactions and accounts have been eliminated. The Consolidated Balance Sheet is presented in accordance with the accounting principles generally accepted in the United States of America and prevailing industry practices.

Effective August 31, 2001, the Company, formerly known as Herzog, Heine, Geduld, Inc. merged with Herzog, Heine, Geduld LLC, a Delaware limited liability company.

In presenting the Consolidated Balance Sheet, management makes estimates regarding the outcome of litigation, certain trading inventory valuations, carrying amount of certain investments, restructuring and other charges and other matters that affect the reported amounts and disclosure of contingencies in the consolidated balance sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates resulting in a material impact to the Consolidated Balance Sheet.

In September 2000, the Financial Accounting Standards Board released Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125. These provisions relate primarily to the accounting and disclosures for collateral received or pledged in secured borrowing transactions. The Company adopted the provisions of this statement that were required to be adopted in the second quarter of 2001. These provisions provide new guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain securities lending transactions. The adoption of the new provisions had no impact on the Company's Consolidated Balance Sheet as of December 28, 2001.

The Company records highly liquid securities and interest-bearing deposits with original maturity of three months or less, other than those used for trading purposes, as cash and cash equivalents.

Customer Transactions - In February 2001, the Company sold its retail brokerage business to Investec for $1,900. Prior to the sale of the retail brokerage business, commissions charged for executing customer transactions were accrued on a trade-date basis.

Trading Assets and Liabilities - The Company's trading activities consist primarily of securities brokerage, trading and securities financing transactions. Trading securities are recorded on a trade-date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own ("short sales") and will therefore be obligated to purchase at a future date.

Fair values of trading securities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time.

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis. Customers' securities and options transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable for securities transactions which have not reached their contractual settlement-date are recorded net on the Consolidated Balance Sheet.

Securities Financing Transactions - Prior to the sale of its retail brokerage business, the Company entered into securities borrowed and loaned transactions to accommodate customers, obtain securities for settlement and to finance securities transactions. The Company also engaged in securities financing for customers through margin lending. Such securities borrowed transactions required the Company to provide the counterparty with collateral in the form of cash, letters of credit or other collateral. The Company received collateral in the form of cash or other collateral in an amount generally in excess of market value of securities loaned for securities loaned transactions.

Pursuant to the sale of its retail brokerage business, the Company no longer engages in customer securities financing transactions.

Equipment and facilities - Equipment and facilities primarily consist of technology hardware and software, furniture and fixtures, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease using the modified accelerated method.

Income Taxes - For the period beginning August 31, 2001, the Company is disregarded as an entity separate from its owner. For the period prior to August 31, 2001, the Company joined in the consolidated return filings of ML&Co. which allocated income taxes to the Company in a manner that approximates the separate company method. ML&Co. and its affiliates use the asset and liability method in providing for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co. and other companies affiliated by common ownership. Effective February 16, 2001, the Company entered into an agreement with Broadcort Capital Corp. ("BCC"), an affiliated Company by common ownership to provide significant services to the Company which include the financing of the Company's client balances and the clearing and execution of the

Company's client securities transactions on an omnibus basis. In addition, BCC provides clearing and execution services for the Company's market making business. Assets and liabilities include the following items related to such entities:

Assets:	
Receivables from ML&Co.	$ 111,029
Receivables from BCC	28,873
Liabilities:	
Payables to ML&Co.	165,608
Subordinated borrowings to ML&Co.	140,000
Payables to other affiliated companies	1,613

3. TRADING AND RELATED ACTIVITIES

Credit Risk - The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient ("default risk"). The Company has established policies and procedures for mitigating credit risk including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances prior to the sale of the retail business customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that the customer or counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other broker or dealers. In the case of aged securities failed-to-receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk - The Company provides services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing client and market conditions.

Market Risk - Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing strategies that correlate rate, price, and the spread movements of trading inventories. The Company's primary market risk is equity price risk.

Equity Price Risk - Equity price risk arises from the possibility that equity securities prices will fluctuate, affecting the value of equity securities.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instruments are carried at fair value or at amounts which approximate fair value.

Assets carried at amounts which approximate fair value consist predominantly of short-term financial instruments, which include cash and cash equivalents, cash and securities segregated for regulatory purposes or deposited with clearing organizations, trading assets, and other assets. Similarly, balances relating to short-term borrowings, trading liabilities, other payables and subordinated borrowings are carried at amounts which approximate fair value.

5. OTHER INVESTMENTS

The Company has equity interests in various partnerships and private companies. The cost method is used to account for investments where the Company has no material influence over the investee's operational and financial policies. In the opinion of management, these amounts reflect the net realizable value of the investments.

6. SUBORDINATED BORROWINGS

At December 28, 2001, the Company's subordinated borrowings with ML&Co. were as follows:

	Maturity	Outstanding	Available
Revolving subordinated loan	August 31, 2003	$ 140,000	$ 300,000

These borrowings, have been approved by The New York Stock Exchange, Inc. ("NYSE") for regulatory capital purposes in computing the Company's net capital pursuant to the SEC's net capital rule. The maturity date on the Revolving subordinated loan with ML&Co. is automatically extended to August 31 of the following year, unless on or before the day twelve months preceding the maturity date then in effect, written notification is given in accordance with the terms of the Revolving Note and Cash Subordination Agreement dated August 31, 2000, that the maturity date shall not be extended. The Revolving subordinated loan with ML&Co. bears interest based on ML&Co.'s average cost of funds at 1-month LIBOR plus 75 basis points.

7. COMMITMENTS AND CONTINGENCIES

Litigation - As of December 28, 2001, ML&Co. or certain of its subsidiaries including the Company, have been named as parties in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims which have either been asserted or are deemed probable of assertion and are subject to significant estimation by management and outside counsel. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the financial condition of the Company. (See note 10 for more information)

Leases - The Company has entered into various non-cancelable, long-term lease agreements for office premises that expire at various dates through the year 2010. The leases contain provisions for escalations based on certain costs incurred by the lessor. Future minimum rental commitments (exclusive of potential sublease rentals) with initial or remaining terms exceeding one year as of December 28, 2001 are presented below:

Year Ending	**Total**
2002	$ 3,019
2003	3,030
2004	3,041
2005	3,052
2006	3,052
Thereafter	11,773
Total	$ 26,967

8. INCOME TAXES

For the period prior to becoming a Limited Liability Company (LLC), the results of the Company will be included in the consolidated federal income tax return of ML&Co. ML&Co. allocated income taxes to the Company in a manner that approximates the separate company method.

As of August 31, 2001, the Company merged with Herzog, Heine, Geduld LLC. From the period beginning August 31, 2001, the Company is disregarded as an entity separate from its members. As a result, ML&Co. does not allocate any income taxes to the Company in accordance with the terms of the Limited Liability Company Agreement of Herzog, Heine Geduld, LLC.

9. EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees under defined contribution plans and a group annuity contract sponsored by ML&Co. ML&Co. reserves the right to amend or terminate these plans at any time. The defined contribution plans consist of the Retirement Accumulation Plan and the 401(k) Savings and Investment Plan. These plans cover substantially all U.S. employees who have met service requirements. ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

10. EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

The Company has a leveraged ESOP which covers substantially all full-time employees. In January 2001, pursuant to a ML&Co. Executive Committee resolution, it was decided to merge the Herzog, Heine, Geduld, Inc. Employee Stocks Ownership Plan ("ESOP") with and into the Merrill Lynch & Co., Inc. Employee Stock Ownership Plan ("ML ESOP") and that all amounts held in the trust established under the Plan were transferred to the trust established under the ML ESOP on July 17, 2001.

In March of 2001, 316,718 shares of ML&Co. and $154 was released to the ESOP by the Escrow Agent.

In April 2001, two participants in the ESOP filed a complaint in the United States District Court, District of New Jersey, against the Company, the individual members of ESOP's Committee and the ESOP's Administrative Committee, the Trustee of the ESOP, ML&Co. and other affiliates and the Merrill Lynch & Co., Inc. Employee Stock Ownership Plan ("ML ESOP") claiming breach of fiduciary duty, violation of the Employee Retirement Security Act of 1974 and violation of the Securities Exchange Act of 1934. The compliant seeks damages from ML&Co. involving substantial amounts. ML&Co. has moved to dismiss the complaint, and is awaiting a decision on its motion. Although the results of the legal action cannot be predicted with certainty, it is the opinion of management of the Company and the management of ML&Co. that the resolution of these actions will not have a material adverse effect on the financial condition of the Company.

11. REGULATORY REQUIREMENTS

As a registered broker and dealer and member of the NYSE, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum net capital, as defined, be the greater of $1,500 or 2% of aggregate debit items, as defined, arising from customer transactions. At December 28, 2001, the Company's regulatory net capital was $218,021 which was $216,521 in excess of the minimum requirement.

12. RESTRUCTURING

During the fourth quarter of 2001, ML&Co.'s management formally committed to a restructuring plan designed to position ML&Co. for improved profitability and growth, including the resizing of selected businesses and other structural changes. Structural changes include targeted workforce reductions. As of December 28, 2001 all employees to be terminated had been identified.

13. SUBSEQUENT EVENTS

On November 7, 2001, ML&Co. announced that it will combine the Company with its Nasdaq trading unit. This merger is expected to be completed in 2002 and all business activities of the Company will cease at that time.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 25, 2002

Herzog, Heine, Geduld, LLC and Subsidiaries
525 Washington Blvd.
Jersey City, NJ 07310

In planning and performing our audit of the consolidated financial statements of Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") for the year ended December 28, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)[including the practices and procedures followed by the Company in making the periodic computations of proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 28, 2001 to meet the Commission's objectives.

This report is intended solely for information and the use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES
(SEC I.D. NO. 8-10463)

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 28, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT.